Exhibit 7

Statement re Computation of Ratios

	Compagnie Générale de Géophysique

	December 31,
(in millions of euros)	2003	2002	2001	2000	1999
Interest expensed or capitalized	25.1	28.5	23.0	15.9	9.6
Amortized premiums/interest related to indebtedness	1.6	1.8	0.0	-0.8	1.1
Preference security dividend	—	—	—	—	—
Interest within rental expense	—	—	—	—	—
Preference security dividends	—	—	—	—	—

Total fixed charges	26.7	30.3	23.0	15.1	10.7

Pre-tax income from continuing operations	-7.0	43.3	32.7	-5.0	-68.4
Equity in income of investees	-6.5	-6.4	-8.8	-2.6	-0.7
Fixed charges	26.7	30.3	23.0	15.1	10.7
Amortization of capitalized interest	—	—	—	—	—
Distributed income to investees	—	—	—	—	—
Share pre-tax losses	—	—	—	—	—

Total earnings	13.2	67.2	46.9	7.5	-58.4

Ratio of earnings to fixed charges	0.5	2.2	2.0	0.5	-5.5
Deficiency of earnings to fixed charges	-13.5	n.a.	n.a.	-7.6	-69.1